GRAND CHINA ENERGY GROUP LIMITED

ROOM 1601, 16/F, CHINA TAIPING TOWER PHASE II

8 SUNNING ROAD, CAUSEWAY BAY

HONG KONG

October 1, 2014

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:	Tia L. Jenkins

Suying Li

Rufus Decker

Re:	Grand China Energy Group Limited

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2013

Filed August 29, 2014

File No. 000-53490

Ladies and Gentlemen:

On behalf of Grand China Energy Group Limited, a British Columbia corporation (the “Company,” “we,” “us” or “our”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated September 4, 2014 (the “Comment Letter”), addressed to Peifeng Huang, Chief Financial Officer of the Company, relating to the above-captioned Amendment No. 1 to Form 10-K for the year ended December 31, 2013 filed by the Company on August 29, 2014 (the “Form 10-K”). Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Consent of Independent Registered Public Accounting Firm, page F-2

1.	We read your response to prior comment 3. You appear to have included a consent from MNP LLP instead of the firm’s audit report. Accordingly, please amend your filing to include MNP LLP’s audit report on your financial statements as of and for the year ended December 31, 2012. Please also advise MNP LLP to consider the need to either:

a)	Dual-date their reissued audit report in connection with the audit of the subsequent adjustments you made to the 2012 financial statements, if they audited those adjustments; or

b)	Modify their reissued audit report to indicate (i) their opinion relates to the 2012 financial statements before the effects of these adjustments and (ii) MNP LLP was not engaged to audit, review, or apply any procedures to the adjustments, if the subsequent adjustments to the 2012 financial statements were audited by the successor auditor.

We refer you to PCAOB Staff Questions and Answers, “Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor.” You may find the guidance at http://pcaobus.org/Standards/QandA/QA_Adjustments.pdf.

Amendment No. 2 to the Form 10-K includes the audit report of MNP LLP on the Company’s financial statements as of and for the year ended December 31, 2012. MNP LLP did not audit the subsequent adjustments made to the 2012 financial statements. Accordingly, in accordance with Comment 1(b), MNP LLP has modified their audit report to indicate (i) their opinion relates to the 2012 financial statements before the effects of these adjustments and (ii) that they were not engaged to audit, review, or apply any procedures to the adjustments.

2.	If Parker Randall CF (H.K.) CPA Limited audited the subsequent adjustments you made to the 2012 financial statements, rather than MNP LLP, please advise Parker Randall CF (H.K.) CPA Limited to revise their audit report to opine on the results of their audit of these adjustments.

Parker Randall CF (H.K.) CPA Limited audited the subsequent adjustments made to the 2012 financial statements. Accordingly, they revised their audit report to opine on the results of their audit of these adjustments.

Notes to Consolidated Financial Statements

Note 3. Discontinued Operations, page F-15

3.	Your revised disclosure did not fully address our prior comment 4. Please also revise the face of your December 31, 2012 balance sheet on pages F-3 and F-4 to separately present the assets and liabilities of your discontinued operations as required by FASB ASC 205-20-45-10. Please ensure to label your restated financial statements accordingly.

The face of the December 31, 2012 balance sheets has been revised to separately present the assets and liabilities of the Company’s discontinued operations as required by FASB ASC 205-20-45-10. The restated financial statements have been labeled accordingly.

* * * * *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2

We believe that the responses contained in this letter, as reflected in Amendment No. 2 to Form 10-K of the Company being filed in conjunction with this letter, will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.

If the Staff has any questions or comments with respect to our responses, please contact Scott Rapfogel at 212.400.6900.

Sincerely yours,

Grand China Energy Group Limited

/s/ Peifeng Huang
Peifeng Huang
Chief Financial Officer

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